

Marshall Mosher · 2nd in

⚡ Empowering Human Connection In Virtual Reality Adventure 🚣 Jet Suit Pilot at Gravity 💡Founder and CEO at Vestigo🎙️ Podcast Host

Atlanta Metropolitan Area · 500+ connections · **Contact info**

Vestigo, LLC

The University of Georgia

Experience

Vestigo, LLC
6 yrs 1 mo

Cofounder/CEO
Mar 2015 – Present · 6 yrs 1 mo
Athens, Georgia

Vestigo builds virtual reality adventure experiences that take corporate leadership training to the next level. We're recreating the world's most elusive and extreme adventure environments, used to train lessons in mindset, adaptability, and the psychology of risk-taking for Fortune 1000 companies and some of the world's largest brands including CNN, Microsoft, Home Depot, Mercedes Benz, EY, and Chick-fil-A.

 Vestigo Uses VR Experiences To Teach...

 How Atlanta Startup Vestigo Builds a Cultur...

Podcast Host on 'Inside the Adventure'
May 2016 – Present · 4 yrs 11 mos

*Ranked top 3 in Outdoor Podcasts at the 2017 Outdoor Blog Awards

Inside the Adventure features the inside story of incredible athletes and everyday people, sharing their epic tales of challenging their limits and creating the life of their dreams. From rec ...see more

    

 **Executive & Test Pilot**
Gravity Industries
Feb 2018 – Present · 3 yrs 2 mos

    +3

 **Accelorator Member**
Entrepreneurs' Organization
Feb 2018 – Present · 3 yrs 2 mos

 **Founder Venture Scout**
Prototype Capital
Nov 2018 – Present · 2 yrs 5 mos

 How We Launched Our Own Venture Capital...

 **Fellow**
Kairos Society
Apr 2017 – Present · 4 yrs
Greater Atlanta Area

Founded in 2008, the Kairos Society unites the next generation of entrepreneurs with today's leading innovators to address high-impact market opportunities. We are committed to advancing the world through innovation in areas such as education, healthcare, and clean energy - we believe that these global challenges are entrepreneurs' greatest opportunities.

 Kairos' $25M venture fund will invest in ideas...

 The Kairos Society, an organization for young...

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Education

 **The University of Georgia**
Master of Public Administration - MPA, Public Health
2013 – 2015

Joint Undergraduate - Graduate enrollment through the University of Georgia's Honor's Program with a specialization in Healthcare Policy and Administration.

 **University of Georgia - Institute for Leadership Advancement**
Certificate in Personal and Organisational Leadership, Business Administration and Management, General
2011 – 2013

 **The University of Georgia**
Triple Major, Biology (BS), Psychology (BS), and Economics (AB)
2009 – 2013

Honors Program triple-major graduate with Biology, Psychology, & Economics and a Certificate in Personal and Organizational Leadership completed through the Terry College of Business and the Franklin College of Arts and Sciences at The University of Georgia in Athens, Georgia. Fun fact, I completed my masters as a join enrollment program with my undergrad majors allowing me to utilize the HOPE Scholarship to pay for my entire education 💪

Licenses & certifications

 **P2 Paraglider Pilot**
Flying Camp LLC
Issued Apr 2019 · No Expiration Date
See credential

 **LSA Pilot**
Dragonfly Aviation - CFI Henry VanGinkle
Issued Mar 2016 · No Expiration Date

 **Certificate in Personal And Organizational Leadership**
University of Georgia - Terry College of Business
Issued Mar 2012 · No Expiration Date
See credential

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Skills & endorsements

Public Speaking · 99+

 Endorsed by **Dr. Miguel Angel Hernandez and 15 others** who are highly skilled at this

 Endorsed by **4 of Marshall's colleagues at Vestigo**

Leadership · 99+

 Endorsed by **Tommy Naranjo and 8 others** who are highly skilled at this

 Endorsed by **5 of Marshall's colleagues at Vestigo**

Entrepreneurship · 27

 Endorsed by **Brian J. Esposito and 5 others** who are highly skilled at this

 Endorsed by **2 of Marshall's colleagues at Vestigo**

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Recommendations

Received (4)   Given (3)



Kevin Bubolz
Program Manager | MBA Candidate | Tillman Scholar | Veteran

July 26, 2019, Kevin worked with Marshall but at different companies

Cruising 25 mph on an electric unicycle. That is how Marshall arrived to our first meeting. He is a brilliant, innovative, and energetic leader. Marshall's ability to motivate individuals to overcome perceived barriers and achieve greatness is second to none. If you or your company are in need of a mindset… See more



Chris G.
Founding Partner & Executive

October 26, 2018, Marshall worked with Chris in the same group

Marshall is a true leader encouraging people to overcome their perceived limits using action adventure sports. Marshall is entrepreneurially brilliant and his sense of adventure is matched by few. Vestigo is the manifestation of Marshall in company form which is why I reach out to him to involve him in Gravi… See more

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Accomplishments

2 **Projects**

Piggybacking Across the Appalachian Trail - taking a stand agains MD • Ignite Campaign

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2 **Publications**

Inside the Adventure - A Vestigo Podcast • Digital Detox | The Importance of Disconnecting

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Interests

 **Atlanta Technology Angels Group**
32 members

 **AIPAC**
13,882 followers